UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File No. 333-267724) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Summary Results

	Three months ended March 31,
	2023 (unaudited)	2022[1] (unaudited)	Change
Vehicles Sold	17,447	18,679	-7%
Retail	13,314	12,844	4%
Wholesale	4,133	5,835	-29%
Revenue (£m)[2]	247	279	-11%
Retail (£m)[2]	222	234	-5%
Wholesale (£m)	21	36	-42%
Other (£m)	4	9	-56%
Retail GPU (£)[3]	980	124	690%
Gross Profit (£m)	14	3	367%
Gross Margin (%)	5.8%	1.1%	+4.7 ppts
Cash and cash equivalents (£m)[4]	215	525	-58%

[1]	The Q1 2022 comparatives have been restated to exclude the EU segment which is treated as a discontinued operation.
[2]	“Retail revenue” excludes £nil of sales in Q1 2023 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (Q1 2022: £1 million). Retail revenue also comprises ancillary products, including financing and warranty. These amounts were previously included in “Other sales”. “Other sales” comprises revenue from walk-in servicing, subscription services, third-party reconditioning and the provision of data services. The comparatives for Q1 2022 have been restated for consistency.
[3]	Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns).
[4]	The balance excludes £6.4 million of cash related to assets held for sale in relation to the announced sale of Cluno, as Cazoo has been paid for Cluno but the transaction has not yet completed with its balance sheet still being consolidated.

First Quarter 2023 Financial and Strategic highlights

●	Revenue of £247 million in line with expectations

●	Retail units sold up 4% YoY, to 13,314 supported by strong momentum and inventory levels

●	Retail GPU up 64% QoQ to £980 (Q4 2022: £596) following focus on unit economics
●	Achieved new record level of Retail GPU of over £1,200 in March

●	Gross profit of £14 million, with a gross margin of 5.8% (Q4 2022: 1.3%)

●	Ancillary revenue per retail unit sold up 10% YoY to £708 due to the improvement in our proposition

●	Finance attachment rate further increased to 52.5% (Q4 2022: 51.5%)

●	Headcount and operational footprint rightsizing as part of Revised 2023 Plan complete, resulting in c. £13 million of one-off costs

●	Cash & cash equivalents of £215 million[4] as of March 31, 2023 (December 31, 2022: £258 million)

●	Self-financed inventory of ~£60 million as of March 31, 2023 (December 31, 2022: ~£75 million)

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the winddown of operations in mainland Europe, the revised 2023 plan, and other cost-saving initiatives; (2) reaching and maintaining profitability in the future; (3) global inflation and cost increases for labor, fuel, materials and services; (4) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (5) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (6) availability of credit for vehicle and other financing and the affordability of interest rates; (7) increasing Cazoo’s service offerings and price optimization; (8) effectively promoting Cazoo’s brand and increasing brand awareness; (9) expanding Cazoo’s product offerings and introducing additional products and services; (10) enhancing future operating and financial results; (11) achieving our long-term growth goals; (12) acquiring and integrating other companies; (13) acquiring and protecting intellectual property; (14) attracting, training and retaining key personnel; (15) complying with laws and regulations applicable to Cazoo’s business; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Reports on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on March 30, 2023 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: April 27, 2023	By:	/s/ Paul Woolf
		Name:	Paul Woolf
		Title:	Chief Financial Officer

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